

April 19, 2013

<u>Via Email</u>
Ronald D. Fisher
President
Starburst II, Inc.
11501 Outlook Street 4th Floor
Overland Park, Kansas 66211

> **Re:** **Starburst II, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed April 12, 2013**
> **File No. 333-186448**

Dear Mr. Fisher:

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide, we may have additional comments.

<u>Summary of Financial Analyses of Sprint Financial Advisors, page 100</u>

1. We note your response to comment 7 and reissue our comment. Please see Item 1015(b)(6) of Regulation M-A. Further, in this regard, we note your cautionary disclosure to investors on page 100 and, in particular, we note your discussion that the Summary of Financial Analyses is a summary and not a complete description of the financial analyses performed by the advisors; that the advisors' analyses must be considered as a whole; and that the conclusions reached by the advisors were based on all analyses and factors taken as a whole and also on application of their experience and judgment. It appears this disclosure would address your concerns. Further, we note from page 102 that, for their presentation to the Sprint board, the advisors compared the implied values of the per share Aggregate Merger Consideration to the standalone values of Sprint common stock derived from their analyses.

You may contact Joe Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. You may contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 if you have any other questions regarding our comments.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via Email
        Brandon C. Parris
        Morrison & Foerster LLP